SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 2)

                        Factory Card & Party Outlet Corp
                                (Name of Issuer)

                         COMMON STOCK ($.001 par value)
                         (Title of Class of Securities)

                                    303051106
                                 (CUSIP Number)

                   Steven Yadegari, General Counsel, CRM, LLC
             520 Madison Ave. New York, NY 10022 Ph# (212) 326-5334
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 2, 2006
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 303051106               SCHEDULE 13D

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Cramer Rosenthal McGlynn, LLC
     13-3156718
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |x|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     00
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    200,900 Shares
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           200,900 Shares
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     200,900 Shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.34%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IA
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer

            This Statement relates to the shares of Common Stock ("Common Stock") of Factory Card & Party Outlet Corp. (the "Company"), a Corporation organized under the laws of the State of Delaware. The principal executive offices of the Company are located at 2727 Diehl Road Naperville, IL 60563.

Item 2. Identity and Background

            (a) Pursuant to Rule 13-d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Schedule 13D amendment is being filed by Cramer Rosenthal McGlynn, LLC, a Delaware limited liability company ("CRM LLC").

            (b)-(c)

            Cramer Rosenthal McGlynn, LLC

            CRM LLC is a limited liability company that provides investment management services and is registered as an investment advisor under the Investment Advisors Act of 1940, as amended. The majority member of CRM LLC is Cramer Rosenthal McGlynn, Inc. ("CRM Inc."), a New York corporation. The principal business address of CRM LLC is 520 Madison Ave. New York, NY 10022. Its telephone number is (212) 838-3830.

            The name, business address and present principal occupation or employment of each of the executive officers, directors and controlling shareholders of CRM LLC and CRM Inc. is set forth on
            Schedule I annexed hereto which is incorporated herein by reference.

            (d) - (f)

            During the previous five years, the reporting person has neither been convicted in a criminal proceeding, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Person is domiciled in the United States.

Item 3. Source and Amount of Funds or Other Consideration.

            The source of funds for CRM LLC was the personal funds or working capital of the clients to whom CRM, LLC provides discretionary investment management services (the "Advisory Clients").

            The total cost of the reported shares of Common Stock beneficially owned by CRM LLC, including those of its clients is approximately $2,021,157.

            Item 4. The Reporting Person acquired all of the shares of Common Stock in the ordinary course of business for investment purposes. The Reporting Person regularly reviews its investment in the Company. On April 18, 2006, the Reporting Person reached an agreement with the Company to observe certain normal and customary standstill provisions through February 1, 2007, in return for two very important undertakings by the Company (the "Agreement"). First, the Company agreed to immediately appoint Mr. Mone "Jim" Anathan to serve as a member of the Company's Board of Directors, and to re-nominate him at the 2006 annual meeting of shareholders. Mr. Anathan has a sophisticated and diverse background, having served on the boards of prominent public companies in the past. The Reporting Person believes that Mr. Anathan will provide the Company with a fresh and independent perspective that will benefit the Company and its shareholders. Second, the Company has agreed to include a proposal in its 2006 proxy statement that, if approved by shareholders, would amend the Company's charter to declassify its board and provide for the annual election of all directors. If shareholders approve the declassification proposal at the 2006 annual meeting, the entire board would stand for election each year, commencing at the 2007 annual meeting. In the view of the Reporting Person, this is extremely important because, if approved, shareholders will have the opportunity to seek replacement of the entire board and propose new candidates who will strive towards reversing the recent poor performance results of the Company. This is a significant corporate governance reform by the Company.

            The Company's management has recently announced new plans to reverse its poor performance. As one of the largest shareholders of the Company, the Reporting Person hopes that the current management's plans are successful. However the Reporting Person remains concerned that management's initiatives will continue to be inadequate as they have been since the installation of this board, and again in the most recently reported quarter. Eliminating the staggered board provision will enable shareholders to remove those responsible for the poor performance if management's initiatives again prove to be unsuccessful.

            Although the Reporting Person has announced its concerns with respect to management in previous public filings, several reasons have led us to ultimately enter into this Agreement. In the opinion of the Reporting Person, the common theme among such reasons has been a pattern of failure to act in the best interest of shareholders. For example, the Reporting Person has learned (and has supporting documentation to the effect) of an expression of interest, including a proposed bid, by a private equity group to purchase the Company in or around May 2003. In or around June 2003, this private equity group expressed greater interest, including increasing its potential bid. Each proposed bid represented a substantial premium to the then trading price of the stock. While the Company's stock price rebounded following this period, the Reporting Person would have expected the Company to zealously pursue such an opportunity on behalf of its shareholders. However, the Reporting Person has not found evidence of any such action. Instead, the Company had appeared to alienate the private equity group and sometime around this same period, filed a definitive proxy statement containing proposals for two significant anti-takeover measures. The Reporting Person hopes that the inclusion of Mr. Anathan to the board, coupled with the pending declassification of the entire board, will lead to more thoughtful consideration of such overtures, as well as any other opportunities designed to enhance shareholder value.

            The Reporting Person calls on the Company to follow a parallel track of improving operations while exploring all strategic alternatives including the sale of the Company. The Reporting Person is pleased that the board took an all important first step by placing a highly qualified new director to serve on the board. As noted earlier, as part of our Agreement with the Company we are required to stand still for the next nine months. The Reporting Person hopes that management and the board will use these nine months to reverse its history of alienating shareholders, weak operating results and weak stock performance. These are central reasons behind the Reporting Persons entering into the Agreement with the Company.

            Subject to the limitations of the Agreement, the Reporting Person expects to evaluate on an ongoing basis the Company's financial condition, business, operations and prospects, the market price for shares of the Company's common stock, conditions in the securities markets generally, general economic conditions, conditions affecting the Company's operations, and other factors. Subject to the limitations of the Agreement, the Reporting Person reserves the right to change its plans and intentions at any time as it deems appropriate. In particular, the Reporting Person may purchase securities of the Company, or may sell or otherwise dispose of all or a portion of the shares of the Company's Common Stock owned by it, in public and private transactions. Any such transactions may be effected at any time or from time to time, subject to any applicable limitations imposed by the Agreement or the law.

            Except as set forth above, the Reporting Person currently does not have any plans or proposals that relates to or that would result in any of the actions or transactions relating to the Company. Subject to the limitations imposed by the Agreement, the Reporting Person reserves the right from time to time to formulate plans or proposals regarding the Company or any of its securities and to carry out any of the actions or transactions described in the above paragraphs of
            Item 4 of Schedule 13D, to the extent deemed advisable by the Reporting Person, and subject to any applicable limitations imposed by the law.

Item 5. Interest in Securities of the Issuer.

            (a) The aggregate percentage of the outstanding Common Stock of the Company reported owned is based upon 3,188,052 shares of Common Stock of the Company outstanding, as reported in the Company's annual report on Form 10-K for the fiscal year ended January 28, 2006.

            As investment manager for the Advisory Clients CRM LLC may be deemed to beneficially own the aggregate 200,900 shares held by the Advisory Clients. Such shares represent approximately 6.34% of the outstanding Common Stock of the Company.

            (b) By virtue of CRM LLC's position as investment manager for the Advisory Clients, CRM LLC may be deemed to possess the sole power to vote and dispose of the shares of Common Stock held by the Advisory Clients. Pursuant to Rule 13d-4 promulgated under the Exchange Act, the filing of this Statement on Schedule 13D shall not be construed as an admission by CRM LLC that it is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any of the shares of Common Stock held by the Advisory Clients.

            (c) CRM, LLC purchased on behalf of its advisory clients the following shares of the Company's Common Stock on the open market since its last filing, dated January 20, 2006:

            Date             Shares         Average Price
            ----             ------         -------------
            02/03/06         100            $8.00
            02/15/06         200            $8.26

            (d) Not applicable.

            (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuers

            None.

Item 7.     Material to be Filed as Exhibits

            None.

                                    SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 2, 2006

                                            CRAMER ROSENTHAL MCGLYNN, LLC

                                            By: /s/ Steven Yadegari
                                               ---------------------------
                                             Name: Steven Yadegari
                                            Title: General Counsel
                                                   CRAMER ROSENTHAL MCGLYNN, LLC

                                   Schedule I

                        Executive Officers and Directors

                          CRAMER ROSENTHAL MCGLYNN, LLC

The name and present principal occupation or employment of each of the executive officers and directors of CRM LLC is set forth below. The business address of each such person is 520 Madison Ave. New York, NY 10022

Name                            Present Principal Occupation and Employment

Ronald H. McGlynn               Chairman and CEO

Jay B. Abramson                 President and Chief Investment Officer

Fred M. Filoon                  Senior Vice President

Carlos Leal                     Chief Financial Officer